EFES

04012508

File: 082-04144

January 27th, 2004

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the rating action for Anadolu Efes by Fitch Ratings.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

SEC MAIL PROCESSING
RECEIVED
JAN 30 2004
WASH. D.C. 155 SECTION

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No. 3 Kartal 81440 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

# EFES BEVERAGE GROUP / ANADOLU EFES

GENERAL RELEASE TO THE PUBLIC

JANUARY 27TH, 2004

## FITCH AFFIRMS ANADOLU EFES' ("AEFES.IS") FOREIGN AND LOCAL CURRENCY RATINGS

Fitch Ratings, the international rating agency, has affirmed foreign currency and local currency Senior Unsecured ratings of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. ("Anadolu Efes") at 'B' and 'BB' respectively. The Outlook is Positive for the foreign currency rating and Stable for the local currency rating.

Long-term local currency rating of Anadolu Efes is three notches above the sovereign rating and is one of the highest among the public ratings by Turkish corporations, whereas Long-term foreign currency rating is capped by the sovereign rating of Turkey.

Separately, the assigned national rating for Anadolu Efes is 'AA (tur)'. The national rating of Anadolu Efes is also one of the highest among the public ratings by Turkish corporations.



For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

**Mr. Muhtar Kent**
**(CEO & President)**

**tel:** 90 216 586 80 14
**facsimile:** 90 216 586 80 16
**e-mail:** muhtar.kent@efespilsen.com.tr

**Mr. Hurşit Zorlu**
**(Chief Financial Officer)**

**tel:** 90 216 586 80 32
**facsimile:** 90 216 389 58 63
**e-mail:** hursit.zorlu@efespilsen.com.tr

**Mr. Orhun Köstem**
**(Corporate Finance and Investor Relations Manager)**

**tel:** 90 216 586 80 38
**facsimile:** 90 216 389 58 63
**e-mail:** orhun.kostem@efespilsen.com.tr